FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                 30 July, 2004

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                 International Power Announces the Acquisition of Edison Mission Energy's International Generation Portfolio

Key Highlights

(London - 30 July 2004) International Power plc ("International Power") today announces that it has agreed to acquire, in a 70:30 partnership with Mitsui & Co., Ltd. ("Mitsui"), the international generation portfolio of Edison Mission Energy (the "EME Portfolio") for a total purchase price of $2.3 billion, subject to certain adjustments, resulting in a net cash consideration of approximately $2.2 billion (GBP1.2 billion) (the "Acquisition").

International Power's investment for its 70% stake will be $677 million (GBP376 million). The remainder of the consideration will be funded with ordinary and preferred equity from Mitsui and non-recourse debt.

The EME Portfolio consists of 13 power generation projects with a total net generation capacity of 5.4 GW, located in 9 countries.

This Acquisition:

   - has a highly complementary geographic fit with International Power's existing portfolio


   - is expected to be significantly earnings enhancing in the first full year of ownership and to produce attractive rates of return


   - improves quality of earnings, with 11 of the 13 acquired assets operating under long term contracts

The Acquisition is expected to complete late this year and is, inter alia, subject to International Power shareholder approval, regulatory approvals and project level consents.

Philip Cox, CEO of International Power, said, "This acquisition is a rare opportunity to acquire a high quality set of assets that complement our existing portfolio, and which we are confident will significantly improve the level and quality of our earnings going forward. This is an important transaction that will create value for our shareholders."

Unless otherwise stated a conversion rate of GBP1:US$1.8 has been applied in this announcement.

This summary should be read in conjunction with the full text of this announcement.


Overview of the EME Portfolio

The EME Portfolio comprises interests in 13 power projects, with a total installed capacity of 8 GW, and net generating capacity (i.e. the proportionate interest of the EME Portfolio in the individual projects) of 5.4 GW.

All the projects in the portfolio are in operation, and have high standards of availability and efficiency. Eleven out of the thirteen projects operate under long term Power Purchase Agreements (PPAs) or hedge contracts. The largest projects in the portfolio, by generation capacity, are: First Hydro (a unique 2,088MW pumped storage hydro business located in the UK), Loy Yang B (a 940MW coal fired station in Australia operating under a hedge contract that expires in
2016), and a 44.7% stake in Paiton (a 1,230MW coal fired station in Indonesia operating under a PPA that expires in 2040).

The assets comprising the EME Portfolio are summarised in the table below, and further details are set out in Appendix A to this announcement.


Facility         Location                                EME           EME Net
                                                  Ownership%     Capacity (MW)
Europe
First Hydro      North Wales, UK                        100%             2,088
Derwent          Derby, UK                               33%                71
ISAB Energy      Sicily, Italy                           49%               259
Italian Wind     Italy                                   50%               152
Spanish Hydro    Spain                             100%/91%                 81
Doga Enerji      Istanbul, Turkey                        80%               144

Australia
Loy Yang B       Traralgon Victoria                     100%               940
Valley Power
Peaker           Traralgon Victoria                      60%               180
Kwinana          Perth                                   70%                83

Rest of World
Paiton           East Java, Indonesia                    45%               550
Tri Energy       Ratchaburi Province,
                 Thailand                                25%               175
CBK              Laguna Province, Luzon,
                 Philippines                             50%               396
EcoElectrica     Penuelas, Puerto Rico                   50%               262
Total                                                                    5,381


Note: In this table capacity and percentages are rounded to the nearest whole number

The EME Portfolio is currently financed by long term limited recourse project level debt, which as at 31 December 2003 consisted of consolidated net debt of $1,600 million and EME's share of Joint Ventures and Associates net debt of $1,589 million, which is not consolidated. Further financial information on the EME Portfolio is provided in Appendix B to this announcement.

Strategic Rationale

The EME Portfolio complements International Power's existing portfolio by adding major power generation assets in two of International Power's core regions (Australia and Europe), and strengthens International Power's position in Asia with high quality contracted assets. The EME Portfolio will be integrated with International Power's existing regional office network.

International Power has recently focused on growth opportunities that provide greater security of earnings and cash flow through long term off-take contracts. The EME Portfolio is a largely contracted portfolio; eleven out of thirteen projects are contracted under long term PPAs or hedge contracts. The only significant asset in the EME Portfolio that operates on a largely merchant basis is First Hydro, which capitalises upon its fast response time in order to attract premium value by providing output during peak demand and ancillary services to the National Grid. These services are unrivalled in the UK in terms of capacity and speed of response.

The EME Portfolio also benefits from fuel and technology diversity and includes an element of renewable generation. Of the total 5,381 MW of generation capacity, 2,565 MW (47%) is hydro-electric, 1,490 MW (28%) is coal-fired, 915 MW (17%) is gas-fired, 259 MW (5%) is synthetic gas-fired (syngas) and 152 MW (3%) is wind power.

International Power expects to achieve attractive rates of return on its investment in the EME Portfolio, and expects that the acquisition will be significantly earnings enhancing in the first full year of ownership.

Funding of the Acquisition

The total purchase price for the Acquisition is $2.3 billion (GBP1.3 billion), subject to expected adjustments relating to 2004 distributions paid to Edison Mission Energy, net operating capital acquired with the business and other minor adjustments resulting in an expected net cash consideration of approximately $2.2 billion (GBP1.2 billion).

International Power will invest $677 million (GBP376 million) for its 70% equity stake. Mitsui will invest $290 million (GBP161 million) of ordinary equity and $300 million (GBP167 million) of preferred equity. The balance of the consideration will be financed by new non-recourse debt at the portfolio level of $950 million (GBP528 million), under a bridge loan facility. Long term financing is expected to be put in place within twelve months of completion, backed by the stable cash flow profile from the projects operating under long term contracts.

Further information on the financing of the Acquisition is provided in Appendix
C.

Partnership with Mitsui

International Power and Mitsui have highly complementary strategies and skills, and are committed to a long term partnership to deliver maximum value from the EME Portfolio. Mitsui has both extensive experience in Asian markets and world class power generation and Engineering Procurement & Construction (EPC) skills. International Power and Mitsui have worked together on international projects in the Middle East and Pakistan for over ten years. In addition, Mitsui has an existing 36.3% interest in Paiton.

Further information on the partnership between International Power and Mitsui is provided in Appendix C.

Transaction process

The Acquisition is, inter alia, subject to approval by International Power's shareholders, and to a number of regulatory approvals and project level consents.

Further information on the EME Portfolio, and on the Acquisition, will be contained in a Circular to shareholders (to be sent in due course) in connection with the Extraordinary General Meeting to approve the acquisition.

The Acquisition is expected to complete late this year. Further information on the Acquisition Agreement is provided in Appendix C.

The financial adviser to International Power and Mitsui for the Acquisition is Morgan Stanley & Co. Limited ("Morgan Stanley") and the joint sponsors for the Acquisition are Morgan Stanley and Cazenove & Co. Ltd. ("Cazenove").


Investor Presentation Details

An Investor Presentation on the EME Portfolio acquisition and on International Power's Interim Results will be held at the City Presentation Centre, 4 Chiswell Street, London EC1Y 4UP at 09.30 (BST) today, Friday 30 July.

Slides of the presentation will be available on our website www.ipplc.comfrom
09.00 (BST) and the event will be webcast live starting 09.30 (BST).
If you wish to listen to the live presentation, please dial the following:

  Dial in No. +44 (0) 208 515 2390
  Chairperson: Philip Cox

For Further Information Please Contact:

International Power:
Aarti Singhal
+44 (0)20 7320 8681

Finsbury:
+44 (0)20 7251 3801
Morgan Bone
Edward Orlebar

Morgan Stanley:
+44(0) 20 7425 5555
William Vereker
Alisdair Gayne
Alastair Cochran
Philip Apostolides

Cazenove:
+44(0) 20 7588 2828
Nick Wiles
Piers Coombs
Robert Constant


Morgan Stanley is acting as financial adviser to International Power and Mitsui in respect of the Acquisition. Morgan Stanley and Cazenove are acting as joint sponsors in respect of the Acquisition.

Morgan Stanley is acting for International Power and Mitsui and no one else in connection with the Acquisition and will not be responsible to anyone other than International Power and Mitsui for providing the protections afforded to the clients of Morgan Stanley or for providing advice in connection with the Acquisition.

Cazenove is acting for International Power and no one else in connection with the Acquisition and will not be responsible to anyone other than International Power for providing the protections afforded to the clients of Cazenove or for providing advice in connection with the Acquisition.

Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations, and by their nature, are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, expressed or implied by the forward looking statement. The information and opinions contained in this announcement are subject to change without notice and neither International Power nor Mitsui assumes any responsibility or obligation to update publicly or revise any of the forward-looking statements contained herein.

These materials are not an offer of securities for sale in the United States. Securities may not be offered or sold into the United States absent registration under the U.S. Securities Act of 1933 or an exemption therefrom.


NOTES TO THE EDITORS

About International Power

International Power is a leading independent electricity generating company with 11,210MW (net) in operation and 1,655MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Portugal, Turkey, the UAE, Oman, Saudi Arabia, Malaysia, Pakistan and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".

About Mitsui

Mitsui & Co., Ltd. is a major Japanese trading company engaged in a number of worldwide commodity businesses, including power and energy-related products, iron & steel, non-ferrous metals, machinery, electronics, chemicals, food products, textiles, general merchandise and real estate. Mitsui's other businesses include industrial project management, information technology, biotechnology and financial services.

About Edison International

Edison International (NYSE: EIX), through its subsidiaries, is an electric power generator, distributor and structured finance provider. Headquartered in Rosemead, California, Edison International is the parent company of Southern California Edison - a regulated utility - and two non-utility businesses: Edison Mission Energy ("EME") and Edison Capital.


APPENDICES

A)    Additional Information on the EME Portfolio
B)    Financial Information on the EME Portfolio
C)    Material Contracts

A) ADDITIONAL INFORMATION ON THE EME PORTFOLIO

The EME Portfolio consists of 13 power projects that are principally located in Europe, Australia and Asia, as follows:

Facility       Location                 Year of      Plant       EME   EME Share      Fuel            Technology
                                  Commissioning   Capacity  Capacity           %
                                                      (MW)      (MW)
Europe
First Hydro    North Wales, UK             1983     2,088      2,088        100%      Hydro           Pumped Storage
Derwent        Derby, UK                   1995       214         71         33%      Natural Gas     Combined cycle
                                                                                                      cogeneration
ISAB Energy    Sicily, Italy               2000       528        259         49%      Syngas          Integrated
                                                                                                      gasification
                                                                                                      combined cycle
Italian Wind   Italy                  1999-2004       303        152         50%      Wind            Wind Turbines
Spanish Hydro  Spain                  1906-1994        84         81    100%/91%      Hydro           Run of River
Doga Enerji    Istanbul,Turkey             1999       180        144         80%      Natural Gas     Combined cycle
                                                                                                      cogeneration
Australia
Loy Yang B     Traralgon, Victoria     1993-1996      940        940        100%      Coal            Steam Turbine
Valley Power   Traralgon, Victoria
Peaker                                      2002      300        180         60%      Natural Gas     Open Cycle Gas
                                                                                                      Turbine
Kwinana        Perth                        1996      118         83         70%      Natural Gas     Combined cycle
                                                                                                      cogeneration
Rest of World
Paiton         East Java, Indonesia         1999    1,230        550         45%      Coal            Steam Turbine
Tri Energy     Ratchaburi Province,
               Thailand                     2000      700        175         25%      Natural Gas     Combined cycle
CBK            Laguna Province,
               Luzon, Philippines           2001-2003 792        396         50%      Water           Run of river and
                                                                                                      pumped storage
EcoElectrica   Penuelas, Puerto Rico       2000       524        262         50%     LNG/LPG          Combined cycle
                                                                                                      cogeneration
Total                                               8,001      5,381

EUROPE

First Hydro
The First Hydro project consists of two pumped storage stations in North Wales at Dinorwig and Ffestiniog which have a combined capacity of 2,088 MW. First Hydro was acquired by EME in 1995. Pumped storage stations consume electricity when it is comparatively less expensive in order to pump water for storage in an upper reservoir. Water is then allowed to flow back through turbines in order to generate electricity when its market value is higher. A wholly owned project company operates the facility. The Dinorwig station was commissioned in 1983 and has six units. The Ffestiniog station was commissioned in 1963 and comprises four units. First Hydro operates as a merchant facility and has three main sources of revenue: 1) selling power into the electricity trading market in England and Wales; 2) providing system ancillary services to the National Grid Company plc, and 3) providing short term power or load reduction into the Balancing Mechanism where it is consistently one of the larger participants.

Derwent
The EME Portfolio includes a 33% interest in Derwent Cogeneration Limited, which owns a 214 MW gas-fired cogeneration plant in Derby, England. Derwent sells electricity to SSE Energy Supply Limited, a subsidiary of Scottish and Southern Energy plc, under a PPA that expires in 2010 and sells steam to Acetate Products Limited under a steam supply contract that also expires in 2010. Commercial operation of the Derwent project began in 1995. Edison Mission Services Limited (to be acquired as part of the EME Portfolio) operates the project under an O&M agreement.

ISAB Energy
The EME Portfolio includes a 49% interest in ISAB Energy S.r.l., which in turn owns a 528 MW integrated gasification combined cycle power plant in Sicily, Italy. The partner in the project is ERG Power and Gas S.r.l., a subsidiary of ERG S.p.A. Commercial operation of the ISAB project began in April 2000. ISAB is a two-train gasification plant fed by asphalt integrated with a conventional combined-cycle power plant. As is the case with the Italian Wind project, ISAB sells electricity to Gestore Rete Transmissione Nazionale ("GRTN"), Italy's national grid operator, under a PPA that expires in 2020. The ISAB project is located adjacent to an oil refinery which provides heavy oil feedstock (asphalt) to the plant under a long term contract. A joint venture between the EME Portfolio company and its partner operates the project under an O&M agreement.

Italian Wind
The EME Portfolio includes a 50% interest in 15 wind farm sites totalling 303 MW in Italy. The partner in the project is a private wind developer in Italy, who has wind projects under development internationally. The plants generate electricity from wind turbines, which is sold under fixed-price, long-term tariffs under the Italian CIP6/92 enhanced tariff structure for renewable energy production to GRTN. The project was constructed in phases with the first plants entering commercial operation in 2000 and all construction was completed in December, 2002. IVPC Gestione Srl. (an affiliate of the partner in the project) operates the project under an O&M agreement.

Spanish Hydro
The EME Portfolio includes 18 run-of-the-river hydro-electric plants regionally dispersed in Spain totalling 84 MW. The Spanish Hydro project is made up of two operating companies - Iberica and EMESL. Iberica consists of 15 plants, totaling
48.3 MW, located in various regions of the country. EMESL (which is 91.32% owned by Iberica) consists of three hydro-electric plants totaling 35.7 MW, all located along the River Ebro within the province of Zaragoza, Aragon, in the northeast of Spain. The project sells electricity to Fuerzas Electricas de Catalunya, Iberdrola S.A., Iberdrola and Endesa S.A. at a legislated tariff and under concessions that have various expiration dates ranging from 2030 to 2065. All plants operate under long-term, exclusive water rights concessions from the Spanish government.

Doga
The EME Portfolio includes an 80% interest in Doga Enerji, which owns a 180 MW gas-fired cogeneration plant near Istanbul, Turkey, referred to as the Doga project. Doga sells electricity to Turkiye Elektrik Ticaret ve Taahhut, A.S., commonly known as TETAS, under a PPA that expires in 2019. The PPA is ultimately guaranteed by the Republic of Turkey. The project also provides district heating to an adjacent housing complex. Commercial operation of the Doga project began in 1999. A joint venture between the EME Portfolio company and its partner operates the project under an O&M agreement.

AUSTRALIA

Loy Yang B
Loy Yang B is a 940 MW coal-fired power station located in Traralgon, Victoria, Australia. The Loy Yang B project sells electricity to a centralized electricity pool, which provides for a system of generator bidding, central dispatch and a settlements system based on a clearing market for each half-hour of every day. Loy Yang B was constructed in phases, achieving commercial operation in 1993 and 1996. Loy Yang B is wholly owned and operated by companies in the EME Portfolio. The Loy Yang B project has entered into a hedge agreement with the State Electricity Commission of Victoria, which provides for the project to receive a fixed price, annually escalated for CPI, for the hedged portion of electricity in exchange for payment to the State of the spot price applicable to that portion. Approximately 77% of the generation through July 2014 is hedged with the State. From July 2014 to 2016, the State hedge drops to 55% of generation. A portion of the remaining output is also hedged through various short-term hedge contracts which expire on various dates through 2006. The coal requirements of the Loy Yang B Project are supplied directly from an adjacent lignite open cut mine, operated and managed along with the adjacent 2,000 MW Loy Yang A power station, by Loy Yang Power Management Pty Ltd for the owner of Loy Yang A, Horizon Energy Partnership (HEP). Both the fuel and services (water supply, ash and waste disposal) are covered by contracts with HEP until 2047, with an option to extend.

Valley Power
The EME Portfolio includes a 60% interest in Valley Power. Valley Power, a 300 MW gas-fired peaking plant located adjacent to the Loy Yang B coal-fired power plant site, which completed construction during 2002. The peaking units service peak demand within the National Energy Market of Eastern Australia and, specifically, within the State of Victoria by selling the output directly into the pool and by entering into financial contracts related to pool prices with a variety of generation and retail businesses. Valley Power has a cap contract for a significant portion of its output through 2011. EMOM Loy Yang Pty Ltd. (an EME Portfolio company) operates the project under an O&M agreement.

Kwinana
The EME Portfolio includes a 70% interest in a 118 MW gas-fired combined cycle cogeneration plant in Perth, Western Australia, referred to as the Kwinana project. Kwinana sells electricity to Western Power, a government-owned utility, under a PPA that expires in 2021 and sells both power and steam to the British Petroleum Kwinana refinery under a power purchase and steam supply agreement which also expires in 2021. Commercial operation of the Kwinana project began in 1996. The partner in the project is SembCorp, a Singapore government-linked and based conglomerate. EMOM Kwinana Pty Ltd. (an EME Portfolio company) operates the project under an O&M agreement.

REST OF WORLD

Paiton Energy
The EME Portfolio includes a 44.7% interest in PT Paiton Energy ("Paiton"), which owns a 1,230 MW coal-fired power plant in East Java, Indonesia. The other owners of Paiton are subsidiaries of Mitsui, General Electric and PT BHP. Paiton sells electricity to PT PLN, the state-owned electric utility company, under a long-term PPA expiring in 2040. Commercial operation of the Paiton project began in 1999. An EME Portfolio company operates the Paiton Project under an O&M agreement.

Tri Energy
The EME Portfolio includes a 25% interest in Tri Energy Company Limited ("Tri Energy"). Tri Energy is a 700 MW, natural gas-fired combined cycle gas turbine plant located in Ratchaburi Province, west of Bangkok, Thailand. The other partners are subsidiaries of Ratchaburi Electricity Generating Holding Public Company Limited (37.5%) and ChevronTexaco (37.5%). Commercial operation of the Tri Energy project began in 2000. General Electric International Services Company Inc. (an affiliate of the gas turbine supplier) operates the project under an O&M agreement. The power purchaser is Electricity Generating Authority of Thailand (EGAT) under a PPA for 700 MW that expires in 2020. Tri Energy has a long-term gas supply agreement with the Petroleum Authority of Thailand (PTT).

CBK
The EME Portfolio acquired a 50% interest in CBK Power Company Ltd. ("CBK") in 2000. The partner in the project is IMPSA of Argentina. CBK has entered into a 25-year build-rehabilitate-operate-transfer agreement (the "BROT Agreement") with National Power Corporation ("NPC") related to the 792 MW Caliraya-Botocan-Kalayaan project, a network of 3 hydro-electric power plants (the "CBK Project"). The BROT Agreement was recently renegotiated such that NPC will pay CBK capital recovery fees based on available capacity after an initial 30 month period during which payment is limited to a set output per unit. The obligations of NPC under the BROT Agreement are backed by a Government Undertaking from the Republic of the Philippines. The CBK Project is the only pumped storage facility in the Philippines and it supplies the Luzon grid with a number of critical ancillary services which are essential to maintain the stability of the grid. The CBK Project is located close to metro Manila, which is the dominant load center in the country, and is adjacent to one of the most important transmission corridors in Luzon. The project was rehabilitated and constructed in phases with all work being completed in December of 2003. Kalyaan Power Management Corporation (a joint venture between the EME Portfolio and its partner) operates the CBK Project under an O&M agreement.

EcoElectrica
Located in Penuelas, Puerto Rico, the EcoElectrica facility is a 524 MW, LNG-fired, combined cycle cogeneration facility. The facility also contains a one million barrel liquefied natural gas ("LNG") terminal and a two million gallon per day desalination plant. The EME Portfolio has a 50% ownership of EcoElectrica. The partner in the project is Gas Natural SDG, S.A. Commercial operation of the EcoElectrica project began in 2000.

The Puerto Rico Electric Power Authority pays energy and capacity charges based on a nominal 507 MW capacity and permitted to purchase up to 15 MW of spinning reserve from EcoElectrica pursuant to a long-term PPA that extends until March 2021. In addition, EcoElectrica has an agreement to provide raw water and potable water to the Puerto Rico Aqueduct and Sewer Authority ("PRASA") from the desalination plant. The facility is operated by the project company with support from a wholly owned subsidiary of the partner, pursuant to an O&M agreement which extends until 2019.

B) FINANCIAL INFORMATION ON THE EME PORTFOLIO

Basis of preparation

MEC International BV ("the Company"), which is an indirect wholly owned subsidiary of EME, has prepared consolidated financial statements (which have been audited) denominated in US dollars in accordance with US GAAP. The summary financial information and related accounting policies presented below, which is unaudited, is based on those financial statements as adjusted to reflect the structure and entities which are the subject of the contemplated transaction.
A Class 1 Circular in connection with the approval of the acquisition will be sent to shareholders in due course. Such Circular will include an Accountants' Report which will be prepared under UK GAAP and International Power's accounting policies. These changes are likely to give rise to differences in relation to the financial information presented below, which may be material. A description of the significant accounting policies applied in the summary combined financial information is provided in note 1. A description of the significant differences between UK GAAP and US GAAP and the application of International Power's policies to the underlying transactions and balances is provided in note 2. summary Combined financial information

Summary Combined Statements of Income

                                                 Year ended          Year ended
                                                31 December         31 December
                                                       2003                2002
                                                      $'000               $'000

Operating Revenues                                   771,183            654,495
Fuel                                                (340,260)          (270,676)
Other operating expenses                            (245,089)          (212,150)
Equity in income from unconsolidated affiliates      114,386             77,249
Interest expense                                    (145,012)          (130,957)
Other income (expense)                                11,263             26,534

Income from operations before income taxes and
minority interest                                     166,471           144,495

Provision for income taxes                           (37,532)           (19,016)
Minority interest                                     (6,656)            (3,305)

Income From Operations                               122,283            122,174

Cumulative effect of change in accounting,
net of tax                                            (1,016)                 -

Net Income                                            121,267           122,174

Summary Combined Balance Sheets
                                                           As at 31    As at 31
                                                           December    December
                                                               2003        2002
                                                              $'000       $'000
Assets
Current assets                                              168,432     168,212
Cash and cash equivalents
Accounts receivable                                         142,114      86,602
Other current assets                                         83,223      74,963

Total current assets                                        393,769     329,777

Investments in unconsolidated
affiliates                                                1,006,854     890,598
Net property, plant and equipment                         2,835,761   2,402,714
Other assets                                                522,816     416,198

Total Assets                                              4,759,200   4,039,287

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued
liabilities                                                 117,416      94,653
Liabilities under price risk
management                                                   21,134      11,203
Interest payable                                             60,987      59,533
Short-term obligations and current
maturities of long-term obligations                          50,254      94,480

Total current liabilities                                   249,791     259,869

Long-term obligations net of current
maturities                                                1,870,591   1,527,125
Long-term deferred liabilities                            1,062,464     894,802

Total Liabilities                                         3,182,846   2,681,796

Minority interest                                             8,086      12,505

Total shareholders' equity                                1,568,268   1,344,986

Total Liabilities and Shareholders'
Equity                                                    4,759,200   4,039,287

Net debt                                                  1,600,085   1,368,368

Share of joint ventures' and associates'                  1,588,734   1,638,670
net debt


Selected Cash Flow Items
                                                       Year ended    Year ended
                                                      31 December   31 December
                                                             2003          2002
                                                            $'000         $'000
Depreciation and amortisation                              76,549        66,269
Capital expenditure                                         3,837        36,798


Project Distributions
                                                       Year ended    Year ended
                                                      31 December   31 December
                                                             2003          2002
                                                               $m            $m
Distributions received from operating projects                142           127

Notes to the summary combined financial information

1  Summary of Significant Accounting Policies
The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the combined financial statements.

i  Management's Use of Estimates

The preparation of financial information in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ii  Revenue Recognition

The Company is primarily an independent power producer, operating a portfolio of wholly owned plants and plants which its ownership interest is 50% or less and which are accounted for under the equity method. The Company's subsidiaries and affiliates enter into long-term power sales contracts and, in projects without long-term contracts, into power and fuel hedging and optimisation transactions all subject to market conditions. The Company's subsidiaries execute these transactions primarily through the use of physical forward commodity purchases and sales and financial commodity swaps and options. With respect to its physical forward contracts, the Company's subsidiaries generally act as the principal, take title to the commodities, and assume risks and rewards of ownership. Therefore, the Company's subsidiaries record settlement of non-trading physical forward contracts on a gross basis.

The Company records revenue and related costs as electricity is generated or services are provided unless the Company is subject to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" and does not qualify for the normal sales and purchases exemption. Where applicable, revenues are recognised under Emerging Issues Task Force Issue No. 91-6, "Revenue Recognition of Long Term Power Sales Contracts", ratably over the related contracts. Also included in deferred revenues is the deferred gain from the Loy Yang B power sales agreement.

iii  Derivative Instruments

SFAS No. 133, as amended and interpreted by other related accounting literature, establishes accounting and reporting standards for derivative instruments (including certain derivative instruments embedded in other contracts). SFAS No. 133 requires companies to record derivatives on their balance sheets as either assets or liabilities measured at their fair value unless exempted from derivative treatment as a normal sale and purchase. All changes in the fair value of derivatives are recognised currently in earnings unless specific hedge criteria are met, which requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

SFAS No. 133 sets forth the accounting requirements for cash flow hedges, fair value hedges and hedges of net investment in a foreign operation. SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period during which the hedged forecasted transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognised currently in earnings. SFAS No. 133 provides that the change in fair value of derivatives designated as fair value hedges and corresponding changes in the fair value of the hedged risk attributable to a recognised asset, liability, or unrecognised firm commitment be recorded in earnings. If the fair value hedge is effective, the amounts recorded will offset in earnings. SFAS No. 133 provides that the effective portion of the gain or loss on an instrument designated and qualifying as a hedge of the net investment in a foreign operation be reported as foreign currency translation adjustments included as a component of other comprehensive income. In the absence of quoted market prices, financial instruments are valued at fair value, considering time value, volatility of the underlying commodity, and other factors as determined by the Company. Resulting gains and losses are recognised in net gains (losses) from price risk management in the accompanying Consolidated Income Statements in the period of change.

Where the Company's derivative instruments are subject to a master netting agreement and the criteria of FASB Interpretation (FIN) 39 "Offsetting of Amounts Related to Certain Contracts" are met, the Company presents its derivative assets and liabilities on a net basis in its balance sheet.

iv  Investments

Investments in unconsolidated affiliates with 50% or less voting stock are accounted for by the equity method. The equity method of accounting is generally used to account for the operating results of entities over which the Company has a significant influence but in which the Company does not have a controlling interest.

v  Property, Plant and Equipment

Property, plant and equipment, including leasehold improvements and construction in progress, are capitalised at cost and are principally comprised of the Company's majority-owned subsidiaries' plants and related facilities. Depreciation and amortisation are computed by using the straight-line method over the useful life of the property, plant and equipment and over the lease term for leasehold improvements.

Useful lives for property, plant and equipment are as follows:

                                                              Years
Furniture and office equipment                                 3-11
Buildings, plant and equipment                                3-100
Emission allowances                                              25
Civil works                                                  25-100
Leasehold improvements                                        Life of
                                                              lease

vi Goodwill and Intangible Assets

Goodwill and other intangible assets generally result from business acquisitions. Goodwill represents the cost incurred in excess of the fair value of net assets acquired in a purchase transaction. Since 1 January 2002, upon adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", goodwill and other intangible assets with indefinite useful lives are no longer amortised but instead are reviewed for impairment and any excess in the carrying value over the estimated fair value is charged to results of operations. Customer contracts with finite useful lives are amortised on a straight-line basis over their estimated useful lives of 20 years.

vii  Impairment of Investments and Long-Lived Assets

The Company periodically evaluates the potential impairment of its investments in projects and other long-lived assets based on a review of estimated future cash flows expected to be generated. If the carrying amount of the investment or asset exceeds the amount of the expected future cash flows, undiscounted and without interest charges, then an impairment loss for the Company's investments in projects and other long-lived assets is recognised in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock" and Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", respectively.

viii  Maintenance Accruals

Certain of the Company's plant facilities' major pieces of equipment require major maintenance on a periodic basis. These costs are expensed as incurred.

ix  Income Taxes

The Company accounts for deferred income taxes using the asset-and-liability method, wherein deferred tax assets and liabilities are recognised for future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using enacted rates. Investment incentive credits are deferred and amortised over the term of the power purchase agreement of the respective project or the useful life of the related assets. The Company does not provide for income taxes or tax benefits on the undistributed earnings or losses of its international subsidiaries because earnings would not be subject to additional taxes if repatriated.

x   Deferred Financing Costs

Bank, legal and other direct costs incurred in connection with obtaining financing are deferred and amortised as interest expense on a basis which approximates the effective interest rate method over the term of the related debt.

xi  Translation of Foreign Financial Statements

Assets and liabilities of most foreign operations are translated at end of period rates of exchange, and the income statements are translated at the average rates of exchange for the year. Gains or losses from translation of foreign currency financial statements are included in comprehensive income in shareholders' equity. Gains or losses resulting from foreign currency transactions are normally included in other income in the consolidated statements of income.

2 Significant Differences between UK GAAP and US GAAP and the Application of International Power's Policies

A brief discussion of the significant differences in applying UK GAAP under International Power's group accounting policies to the financial information presented under the Company's accounting policies under US GAAP follows. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the summary combined financial information or the notes thereto. Potential investors should consult their own professional advisers for an understanding of the differences between US and UK GAAP and how those differences might have affected the financial information contained herein.

Revenue Recognition

Under US GAAP, the Company record revenues, where applicable, under Emerging Issues Task Force Issue No. 91-6 "Revenue Recognition of Long Term Power Sales Contracts" ratably over the terms of the related contracts.

Under UK GAAP, turnover and income from assets that are subject to power purchase agreements are recognised in accordance with FRS 5 'Substance of Transactions', in particular Application Note F 'Private Finance Initiative and Similar Contracts' and Application Note G 'Revenue Recognition'.

Derivative Instruments

Under US GAAP, SFAS No. 133 requires companies to record derivatives on their balance sheets as either assets or liabilities measured at fair value unless exempted from derivative treatment as a normal sale or purchase. All changes in the fair value of derivatives are recognised currently in earnings unless specific hedge criteria are met.

Under UK GAAP, only derivatives of a speculative nature are recognised at fair value on the balance sheet with related gains and losses charged or credited to the profit and loss account. Fair value gains and losses on hedging derivative instruments are not recognised until the hedged transactions actually occur.

Impairment of Investments and Plant

Under US GAAP, an impairment loss is recognised when the carrying amount of the investment or asset exceeds the expected future cash flows, undiscounted and without interest charges.

Under UK GAAP, an impairment provision is recognised when the discounted cash flows are less than the carrying amount of the related assets.

Goodwill

Under US GAAP, goodwill is no longer amortised but instead reviewed for impairment and any excess in carrying value over the estimated fair value is charged to results from operations.

Under UK GAAP, goodwill accounted for under the purchase method is capitalised in the balance sheet and amortised over a period not exceeding 20 years.

Major Maintenance Costs

Under US GAAP, the Company expenses major maintenance costs as incurred.

Under UK GAAP, under certain circumstances major maintenance costs can be capitalised and amortised over the period to the next major inspection or overhaul.

Deferred Tax

Under US GAAP, deferred tax assets and liabilities are recognised for future tax consequences of temporary differences between the carrying amounts and the tax bases of the assets and liabilities.

Under UK GAAP, deferred tax assets and liabilities are recognised for the estimated future tax effects of timing differences, being the difference between accounting and taxable profit.

Pensions and Other Post-Retirement Benefits

There are differences in the methods of valuation required under UK GAAP (SSAP
24) and US GAAP (FAS 87) for valuing assets and liabilities of defined benefit plans. US GAAP is generally more prescriptive in respect of the actuarial assumptions and the allocation of costs to accounting periods.

Stock Compensation Schemes

Under UK GAAP, no cost is recorded for Inland Revenue Approved sharesave schemes. For other stock compensation schemes, the intrinsic value, being the difference between the book value of the shares before granting the options and the option price, is charged over the period of performance to which the award relates (the vesting period).

Under US GAAP, the compensation expense for both schemes is measured as the difference between the market value of the shares at the date of grant and the option price and is spread over the same vesting period. Share options which are exercisable if certain performance criteria are achieved are accounted for as variable awards and compensation expense is calculated at the end of each year by reference to the market price of the shares that are considered likely to vest and recognised over the vesting period.


C) MATERIAL CONTRACTS

C-1: SUMMARY OF THE ACQUISITION AGREEMENT

The Acquisition Agreement is dated 29 July 2004 and is made between Edison Mission Energy ("EME") and certain direct and indirect wholly-owned subsidiaries of EME, IPM Eagle LLP (the "LLP"), International Power and Mitsui. The Acquisition Agreement provides for the transfer of all of EME's direct and indirect interests in the EME Portfolio to the LLP. The obligations of the LLP under the Acquisition Agreement are guaranteed by International Power and Mitsui on a 70:30 several basis.

The purchase price under the Acquisition Agreement is $2.3 billion, subject to adjustments to reflect (i) distributions made by the EME Portfolio during the period from 1 January 2004 to closing, (ii) the net operating capital at closing of those entities within the EME Portfolio which are not Project Operating Companies (as defined in the Acquisition Agreement) and (iii) certain administrative expenses allocated to the Project Operating Companies for the period between 1 January 2004 and closing. The distribution adjustment is subject to an agreed floor and the net operating capital adjustment is subject to an agreed cap; the final payment to EME following such adjustments is expected to be approximately $2.2 billion, payable in cash in US dollars at closing.

Closing of the Acquisition Agreement is conditional, inter alia, on the approval of the shareholders of International Power, the receipt of regulatory approvals and project level consents (including consents from lending banks and, in respect of certain of the projects in the EME Portfolio, the waiver of pre-emptive rights by the other shareholder(s) in such projects). The Acquisition Agreement is also conditional upon all necessary consents having been received in respect of each of the Minimum Threshold Projects, namely Loy Yang B, Paiton, First Hydro, ISAB and EcoElectrica. Subject to the necessary consents being received in respect of the acquisition of those projects (and certain other conditions being and remaining satisfied), closing will take place in respect of these projects and the other projects within the EME Portfolio in respect of which the necessary consents have by then been obtained. Closing is expected to take place in late 2004 and in any event by 31 December 2004, although this date may be extended to not later than 31 January 2005 in certain limited circumstances, including where EME reasonably believes that such an extension would enable it to cure any event of default (or potential event of default) under a Financing Agreement related to a Minimum Threshold Project. Completion of the Acquisition is also conditional upon no fact or condition having occurred since the date of the Acquisition Agreement which has resulted in a Material Adverse Effect (as defined in the Acquisition Agreement) in respect of any of the Minimum Threshold Projects or the EME Portfolio taken as a whole. The Acquisition Agreement provides for a reduction in the aggregate purchase price payable to reflect the removal of any projects not to be purchased at closing as a result of a failure to obtain any required consents in respect of any such projects.

The Acquisition Agreement contains representations, warranties, indemnities and covenants customary for a transaction of this nature, including indemnities in respect of certain pre-closing environmental liabilities, pre-closing tax liabilities and pre-closing intragroup debts. With certain limited exceptions, the warranties and indemnities in respect of certain pre-completion environmental liabilities shall expire on the fourth anniversary of closing, those in respect of pre-completion tax liabilities shall expire following the expiration of the applicable statutes of limitation and all other warranties shall expire 24 months after completion, unless in any such case notice of a claim shall have been given by such time. The maximum amount recoverable in respect of the warranties (other than those relating to tax) shall be 30% of the aggregate purchase price, with any claims in respect of pre-closing environmental liabilities also being limited to the value attributed to the relevant project in the Acquisition Agreement. No claims for breach of warranty or in respect of pre-closing environmental liabilities may be brought unless and until the cumulative aggregate amount of all such losses exceeds $20 million and then only to the extent of any excess; in addition, no claim may be asserted in respect of pre-completion environmental liabilities unless and until the amount of all losses in respect thereof in relation to the project in question exceeds $5 million and then only to the extent of any excess.

C-2: SUMMARY DESCRIPTION OF THE LLP AGREEMENT

International Power and Mitsui have incorporated, through their wholly owned subsidiaries International Power (Impala) Limited and Mitsui Power Ventures Limited, the LLP to acquire, hold and operate the EME Portfolio. International Power's partnership interest in the LLP is 70% and Mitsui's partnership interest is 30%. The capital will be contributed prior to completion of the Acquisition in proportionate shares by the members by way of equity and subordinated loans.

International Power (Impala) Limited and Mitsui Power Ventures Limited's relationship as members of the LLP is governed by a partnership agreement (the "LLP Agreement"), the principal terms of which are outlined below.

1  Operation of the LLP

1.1  Introduction

The members and the Board will manage the LLP's business (the "Business") in accordance with agreed annual Business Plans, Management Plans (together, the "LLP Plans") and the terms of the LLP Agreement. .

1.2  Members

The members shall procure that the Board shall be established which shall have the responsibility for the supervision and management of the LLP and the Business. Furthermore, certain key decisions are reserved for the members.

The members must jointly approve the annual accounts of the LLP and must also unanimously approve various members' reserved matters (to the extent that they are not already provided for in an LLP Plan) including:

   - amendments to the LLP Agreement and financing arrangements for the Business;
   - material changes in the nature of the Business;
   - disposals of substantial assets of the Business; and
   - changes to the capital structure of entities within the Business.

All other decisions of the members which are not members' reserved matters are passed by a simple majority.

Board

The Board is made up of six directors, four of whom may be nominated and removed by International Power (Impala) Limited and two of whom may be nominated and removed by Mitsui Power Ventures Limited.

The Board is responsible for managing the Business in accordance with the LLP Plans and ensuring that information about the Business is provided to the members. In addition, to the extent that they are not already provided for in an agreed LLP Plan, which reflects the LLP's ordinary course of business, a resolution passed by directors appointed by members holding in aggregate not less than 75% of the total equity capital of the LLP is required to approve various reserved matters, including the:

   - initiation and conduct of material legal proceedings in relation to the Business;
   - approval of Executive appointments and the terms and conditions of their employment;
   - approval of and material amendment to the LLP Plans;
   - the entry into any material contracts;
   - approval of material borrowings within the Business;
   - acquisition of interests in third parties;
   - grant of material security over the assets of the Business; and
   - entry into contracts with members and their associates.

All other board decisions which are not reserved matters are passed by a simple majority. Each Director has one vote.

1.3  Management

The day to day management of the LLP will be conducted by the Executives appointed by the members pursuant to the terms of the LLP Agreement. International Power (Impala) Limited has the right to nominate the Chief Executive Officer and the Regional Managers in London and Melbourne. Mitsui Power Ventures Limited may nominate the Chief Financial Officer and Deputy Regional Managers in London and Melbourne. Mitsui and International Power may also second staff to the Eagle Business under agreed arrangements.

2   Dealing in Partnership Interests

The members may transfer their interests in the LLP to third parties with the consent of the other member (such consent not to be unreasonably withheld where the transferee meets agreed criteria) and only after following the transfer procedures stated in the LLP Agreement.

Under the transfer procedures, if a member wishes to sell any part of its interest in the LLP to a third party, then the other member has the right to exercise a pre-emption right to acquire that interest or require the other member to also sell a proportion of its own interest to the third party purchaser.

3  Parent Guarantees And Indemnity

International Power and Mitsui have each guaranteed the respective obligations of International Power (Impala) Limited and Mitsui Power Ventures Limited under the LLP Agreement.

4  Disputes

The members will attempt to resolve any disputes firstly in good faith between themselves and then by reference to senior executives at International Power and Mitsui. The dispute will be referred to arbitration if it remains unresolved (or to an expert for determination in the case of a technical dispute).

If a member is in default of the LLP Agreement it will be required to remedy the default and compensate the other member for its losses arising out of such default. In certain circumstances the defaulting member's voting rights may also be suspended during the continuance of a default.

The members have acknowledged that no breach of the LLP Agreement shall be considered so material as to give a member the right to rescind or terminate the LLP Agreement. A member may, however, pursue any claim it may have for losses it has suffered in respect of the default of the other member.

5  Winding Up

The LLP may be wound up with the consent of the members.

6  Governing law

The LLP Agreement is governed by English law.


C-3: SUMMARY OF PROPOSED PREFERENCE SHARE SUBSCRIPTION AGREEMENT

1  Introduction

Mitsui Power Ventures Limited has indicated its intention to subscribe for (or procure the subscription of) up to $300 million in Preference Shares in a wholly owned direct subsidiary of the LLP (the "Issuer") on terms to be finally agreed. The subscription proceeds will be used to assist with the financing of the Acquisition.

The principal terms of the Preference Shares and the anticipated terms of issue are described below.

2  Rights attaching to preference shares

The Preference Shares will be non-voting but carry a preferred dividend coupon of LIBOR plus 2%. Dividend entitlements will cumulate if the Issuer does not have available profits to apply them at the end of each dividend period but are paid in full on redemption of the Preference Shares. Dividends may only be paid subject to law and the terms of the Bridge Facility.

Preference Shares will be redeemeable at the election of Mitsui Power Ventures Limited (or other relevant shareholder) on the fourth anniversary of issue. Preference Shares will only be transferrable to wholly owned subsidiaries of Mitsui once certain conditions are satisfied.

3  Put option

International Power (Impala) Limited will grant Mitsui Power Ventures Limited a put option to sell to it 70% of the Preference Shares exercisable in certain circumstances including where the Issuer fails to redeem the Preference Shares on maturity.

If International Power (Impala) Limited fails to pay the required purchase price on exercise of the put option then, subject to the Bridge Facility, the Issuer will be prohibited from making distributions to the LLP until full payment is made.

4  Other terms

Customary warranties will be given to the subscriber(s) and International Power will guarantee International Power (Impala) Limited's obligations to Mitsui.

Mitsui will be entitled to a commitment fee for agreeing to make the subscription facility available.

C-4: SUMMARY OF BRIDGE FACILITY

1  Introduction

IPM Eagle LLP has entered into a senior secured bridge loan agreement (the "Bridge Facility") with Morgan Stanley Dean Witter Limited, Credit Suisse First Boston and Lehman Commercial Paper, Inc (as arrangers) and Morgan Stanley Dean Witter Bank Limited, (in its capacities as bridge agent and security agent), under which a bridge loan facility of up to $950 million is to be made available to IPM Eagle LLP for the purposes of funding the consideration payable by it in respect of the Acquisition and certain transaction costs relating to the Acquisition and financing of the Acquisition.

2  Term

The Bridge Facility is repayable during the term of the facility on the occurrence of certain events. On the maturity date, being the date falling 1 year after the first drawdown, if the Bridge Facility has not been repaid, subject to certain conditions, either: (i) each bridge lender will have the option to exchange the unpaid balance for rollover notes on terms set out in the Bridge Facility; or (ii) each bridge lender will be obliged to effectively extend the maturity of its bridge loan to the ninth anniversary of the maturity date.

3  Interest

In respect of the dollar denominated bridge loans, which will comprise approximately 80% of the facility, the interest rate will be a minimum of 11.00% for the first 3 month period, rising to 11.50%, 12.00% and 12.50% respectively at the end of each period of 3 months until the maturity date. In respect of the euro denominated bridge loans, the interest rate will be a minimum of 11.50% for the first 3 month period, rising to 12.00%, 12.50% and 13.00% respectively at the end of each period of 3 months until the maturity date.

4  Security arrangements

The obligations of IPM Eagle LLP under the Bridge Facility will be guaranteed by certain subsidiaries of IPM Eagle LLP upon their accession to the Bridge Facility prior to first drawdown. Share pledges will also be provided over the shares of these subsidiaries providing the guarantees in favour of Morgan Stanley Dean Witter Bank Limited (as security agent for the benefit of the finance parties under the Bridge Facility).

5  Other provisions

The Bridge Facility requires IPM Eagle LLP to observe certain covenants customary for facilities of this nature including, but not limited to: (i) financial covenants; (ii) obtaining and renewing all necessary consents, filings and authorisations relating to transaction documents; (iii) maintenance of corporate existence; (iv) maintenance of licences and authorisations; (v) compliance with applicable environmental and other laws; (vi) payment of taxes;
(vii) maintenance of insurance; (viii) maintenance of pensions; (ix) ensuring pari passu ranking of payment obligations under the Bridge Facility with other unsecured, unsubordinated debt; and (x) reporting requirements.

In addition, the Bridge Facility contains certain negative covenants customary for facilities of this nature which restrict IPM Eagle LLP from, amongst other things: (i) incurring additional indebtedness; (ii) granting liens; (iii) completing mergers and consolidations; (iv) disposing of assets through sale, transfer or otherwise; (v) making acquisitions and investments; (vi) paying dividends and making other distributions in respect of capital; (vii) changing the general nature of its business; (viii) allowing the issuance of shares or securities of its subsidiaries; and (ix) allowing its subsidiaries to grant guarantees.

The Bridge Facility also contains certain representations and warranties regarding IPM Eagle LLP and its subsidiaries.

The Bridge Facility contains certain customary events of default for a facility of this nature including but not limited to: (i) failure to pay any principal and interest when due; (ii) representations or warranties being false; (iii) failure to meet covenants; (iv) cross acceleration; (v) invalidity of guarantees; (vi) uninsured, unsatisfied judgement defaults; and (vii) insolvency and bankruptcy events.


C-5: Revolving credit facility

IPM Eagle LLP will also enter into a senior secured revolving credit facility agreement (the "Revolving Credit Facility") with Morgan Stanley Dean Witter Limited, Credit Suisse First Boston and Lehman Commercial Paper, Inc (as arrangers) and Morgan Stanley Dean Witter Bank Limited, (in its capacities as bridge agent and security agent), under which a bridge loan facility of up to $50 million is to be made available to IPM Eagle LLP for working capital purposes including the payment of interest under the Bridge Facility.

Principal Terms

The Revolving Credit Facility will be on substantially the same terms as, and will benefit from substantially the same security as, the Bridge Facility. The principal differences are: (1) drawings may be in sterling as well as US dollars and euro; (2) the interest rate will be three-month LIBOR plus 200 basis points; and (3) the maturity date will be 12 months after the closing date.








                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary